Dear Fellow Shareholders,

During 2014, the Hemisphere Team set out with a clear focus to develop our encouraging oil assets in Atlee Buffalo and Jenner both situated in southeast Alberta. Successful drilling results yielded substantial year-over-year growth both financially and operationally.

Record breaking highlights from Hemisphere’s 2014 year include:

•	Revenue of $16.6 million, a 57% increase over 2013
•	Oil and gas netback of $9.3 million, a 65% increase over 2013
•	Funds flow from operations of $6.7 million, a 76% increase over 2013
•	Production average of 683 boe/d (86% oil), a 48% increase over 2013
•	Proved plus Probable reserves of 3.3 million boe (88% oil & NGL), a 61% increase over 2013
•	Proved plus Probable reserves value of $62.5 million (NPV10 BT), a 64% increase over 2013

Following the acquisition of Atlee Buffalo in late 2013, we drilled a successful horizontal well in the property during the first quarter of 2014, followed by two successful horizontal development oil wells in Jenner. With production results from the initial well in Atlee Buffalo exceeding expectations, we entered into a $10 million bought deal financing in May in order to accelerate development in the area. These proceeds were immediately put to use on two back-to-back five-well drilling programs which contributed significantly to rapid corporate growth through the latter half of 2014.

During the third and fourth quarters of 2014, oil prices started to decline from summer highs of over US$100 per barrel to almost half that amount by year-end. The first quarter of 2015 has seen continued volatility in prices with an oversupply of oil in the market. Reaction to this surplus in oil inventory and subsequent oil price drop has been swift throughout the industry and resulted in a significant drop in active drilling rigs and substantial cuts in capital spending across the board. Expectations are that oil prices will recover throughout the year as supply and demand come into better balance.

In this low commodity price environment, we have applied a conservative approach to capital spending and have deferred drilling activity until the second half of 2015 while we continue to monitor market conditions. At current prices, our production remains cash flow positive due to our low operating costs. We will continue optimizing our production base while minimizing operating costs. Our near-term focus will be to reduce net debt in order to expand our financial flexibility for strategic acquisitions and ultimately maximize long-term shareholder value. Hemisphere is well poised to act quickly in response to a positive change in commodity prices with a large variety of low-risk development opportunities.

In the fall, we promoted Ian Duncan from Vice President of Engineering to Chief Operating Officer. With over a decade of experience in drilling, production and facilities, he has been instrumental in the successful development of our operations. Ian has been a key player since joining the team in January 2011 and it was a natural transition to move him into the role of Chief Operating Officer. Concurrently, we appointed Ashley Ramsden-Wood to Vice President of Engineering. Ashley had been consulting for Hemisphere since June 2012 and has played a vital role in our growth and success to-date. Her experience in development planning, implementing capital projects, preparing economic valuations, and evaluating acquisitions are proved assets to Hemisphere. Additionally, we strengthened our Board of Directors with the appointment of Richard Wyman. Richard has brought a wealth of industry and capital markets experience having worked in engineering roles, corporate finance positions and as an oil and gas analyst with various firms.

Our tremendous success in 2014 is directly attributed to the hard work and dedication of the entire Hemisphere Team. I would like to personally thank all of our employees, consultants, contractors, directors and shareholders for their strong commitment and continued support as we build Hemisphere to be a leading Canadian junior oil and gas producing company.

Best regards,

(Signed) “Don Simmons”
Don Simmons, P.Geol.
President & Chief Executive Officer
April 21, 2015

This Message to Shareholders should be read in conjunction with the audited annual financial statements of Hemisphere Energy Corporation together with Management’s Discussion and Analysis for the year ended December 31, 2014, which can be found on SEDAR at www.sedar.com and is subject to the same cautionary statements as set out therein.